Exhibit 99.2

Rosetta Genomics Reports 2017 Second Quarter and Six Months Financial Results

PHILADELPHIA and REHOVOT, Israel (October 10, 2017) – Rosetta Genomics Ltd. (NASDAQ: ROSG) (“Rosetta” or the “Company”), a genomic diagnostics company that improves treatment decisions by providing timely and accurate diagnostic information to physicians, announces financial results for the three and six months ended June 30, 2017.

Highlights from the first half of 2017 and recent weeks include:

•	Strengthened its balance sheet with the closing of a $2.0 million private placement of convertible debentures and warrants and a $2.7 million public offering of common shares and warrants;
•	Implemented a plan to reduce operating and other expenses by nearly $5.0 million annually;
•	Refocused its strategy to concentrate on the sales and marketing of its lead product RosettaGX Reveal™ (“Reveal”), a first-of its-kind microRNA assay for the classification of indeterminate thyroid nodules (“ITNs”);
•	Presented data highlighting the integration of Reveal into clinical practice in an oral presentation at the 3rd World Congress on Thyroid Cancer, which showed the potential of Reveal to significantly reduce unnecessary thyroid surgeries;
•	Strengthened its leadership in microRNA intellectual property with the addition of numerous patents;
•	Reported favorable topline results from independent pilot studies comparing the performance of Reveal and Veracyte’s Afirma® GEC (“Afirma”), the leader in the ITN classification market segment; and
•	Expanded access to Reveal through an exclusive sales and marketing distribution agreement with Cytolog Laboratories in Brazil.

Management Commentary

“We are pleased with the progress we made during the first half of 2017 in increasing revenue and unit volume for Reveal in the ITN classification market. This momentum was driven by increased awareness of the competitive advantages of Reveal with its unparalleled convenience and high Negative Predictive Value (“NPV”), which helps physicians confidently forego unnecessary surgery by accurately diagnosing thyroid cancer – a $350 million market segment in the U.S.,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“In July we were delighted to report the results of a new survey on the use of Reveal in the real-world clinical setting, which suggested that Reveal prevents a large number of unnecessary surgeries. In the pre-molecular era, the rate of surgery for ITNs was 74%,1 yet the rate of surgery in this survey was only 30.5%. In addition, 91% of physicians who participated in the survey stated that Reveal changed the way they manage their patients with ITNs; 73% predicted that Reveal will decrease the number of patients sent to surgery. Importantly, 85% of patients with benign Reveal results were able to avoid surgery. We were also pleased to report topline results from independent pilot studies comparing the performance of Reveal with Afirma, the leader in this market segment. Results demonstrated Reveal’s higher specificity in identifying patients who do not have thyroid cancer from within a group of patients with ITNs. Data from these studies showed that Reveal has the ability to correctly identify patients without thyroid cancer – or true benign patients – at a substantially higher rate than Afirma.

“Data such as these help to underscore our competitive performance advantages. Reveal’s high NPV, ease-of-use and convenience continue to resonate with physicians, allowing us to win business from the competition and to expand Reveal sales into untapped parts of the market. In addition to increased unit demand for Reveal, we continue to work with payers to ensure proper payment for this high-value assay, which we estimate has the potential to save, on average, $6,000 for each patient tested due to its ability to prevent unnecessary thyroid surgeries.

“Throughout the balance of the year and beyond, we will focus on increasing Reveal’s market adoption and the publication of additional clinical data in support of the product’s superior performance and competitive advantages to support both commercial uptake and reimbursement coverage. We are particularly pleased to report preliminary Reveal revenue for the third quarter of 2017 of approximately $860,000, representing growth of approximately 23% compared with the second quarter of 2017. With another strong quarter of revenue growth for Reveal, we remain confident that our differentiated assay has significant near- and long-term revenue prospects with relatively high gross margins, which is why we believe Reveal provides the best path to profitability. In addition to focusing on commercializing Reveal in the U.S., we plan to expand our reach globally through regional distribution agreements that leverage the unique performance advantages and convenience of Reveal and the growing global interest in this assay,” concluded Mr. Berlin.

During the first half of 2017, the Company committed to a plan to sell its PersonalizeDx (“PDx”) business in order to focus on its core business, and has classified its PDx business as a discontinued operation in its financial statements for the period ended June 30, 2017. On September 8, 2017, subsequent to the balance sheet date contained herein, the Company entered into a definitive agreement to sell the stock of Minuet along with its PDx business to Pragmin Prognosis, Inc. As of the date of this news release, Pragmin has failed to comply with its unconditional obligation to complete the transactions. The Company is considering its options, including pursuing legal remedies against Pragmin and possibly seeking a new buyer for the business.

1 Duick DS, et al. Thyroid (2012)

The results of continuing operations, including prior periods’ comparable results, assets and liabilities retroactively included in discontinued operations as separate line items in the statements of comprehensive loss and balance sheets, are presented below. As such, the data presented below represents the Company’s continuing operations, mainly its thyroid assay and solid tumor offerings.

Second Quarter Financial Results

•	Clinical testing revenues for the second quarter ended June 30, 2017 were $870,000 compared with $404,000 for the second quarter of 2016, an increase of 115%.
•	Reveal revenues for the second quarter of 2017 of $699,000 increased more than four-fold compared with $166,000 for the second quarter of 2016.
•	Revenues from solid tumor testing services for the second quarter of 2017 of $171,000 decreased 28% from $238,000 for the second quarter of 2016, largely due to the Company’s strategy to focus its sales and marketing efforts on Reveal. On a non-GAAP basis, gross billings for Reveal during the second quarter of 2017 were $1.9 million compared with $511,000 for the second quarter of 2016, representing growth of 269%. Gross billings are the aggregate amounts invoiced to customers.
•	Cost of revenues for the second quarter of 2017 increased to $569,000 from $496,000 for the second quarter of 2016, primarily due to increased sales. The second quarter of 2017 saw significant margin improvements compared with the second quarter of 2016, going from a negative gross margin in 2016 to a positive gross margin of 35% in 2017, as the Company benefited from economies of scale.
•	Research and development expenses for the second quarter of 2017 decreased to $476,000 from $617,000 for the second quarter of 2016, primarily due to a reduction in compensation expense and travel.
•	Sales, marketing and business development expenses were $521,000 for the second quarter of 2017 compared with $1.2 million for the prior year’s second quarter, primarily due to a reduction in compensation expense as well as in marketing and consulting expenses.
•	General and administrative expenses for the second quarter of 2017 decreased to $675,000 from $1.4 million for the same period in 2016, primarily due to lower headcount and a resulting reduction in compensation expense.
•	The operating loss from continuing operations for the second quarter of 2017 was $1.1 million, which included $132,000 of non-cash stock-based compensation expense; this compares with an operating loss from continuing operations for the second quarter of 2016 of $3.3 million, which included $228,000 of non-cash stock-based compensation expense.
•	During the second quarter of 2017 the loss from discontinued operations was $929,000 compared with the loss from discontinued operations of $133,000 during the second quarter of 2016.
•	The net comprehensive loss for the second quarter of 2017 was $2.1 million, or $0.81 per ordinary share on 2.5 million weighted average shares outstanding, compared with a net comprehensive loss for the second quarter of 2016 of $3.4 million, or $1.95 per ordinary share on 1.7 million weighted average shares outstanding, as adjusted for the 1-for-12 reverse stock split.

Six Months Financial Results

•	Clinical testing revenues for the six months ended June 30, 2017 were $1.6 million compared with $788,000 for the comparable six-month period in 2016, an increase of 104%.
•	Reveal revenues during the first half of 2017 were $1.2 million compared with $183,000 in the first half of 2016, an increase of 607%.
•	Revenues from solid tumor testing services for the first half of 2017 of $315,000 decreased 48% from $605,000 for the first half of 2016, largely due to the Company’s strategy to focus its sales and marketing efforts on Reveal.
•	Cost of revenues for the first half of 2017 was $1.1 million compared with $743,000 for the first half of 2016. Gross margin for the first half of 2017 was 32% compared with 6% for the first half of 2016.
•	Research and development expenses for the first six months of 2017 were $1.2 million compared with $1.5 million for the comparable period in 2016, primarily due to a reduction in travel as well as a reduction in compensation expense.
•	Sales, marketing and business development expenses during the first half of 2017 were $1.9 million, a decrease from $2.4 million during the first half of 2016 primarily due to a reduction in compensation expense as well as lower marketing expenses.
•	General and administrative expenses during the first half of 2017 decreased to $1.9 million from $2.8 million during the comparable period in 2016, primarily due to lower headcount and a reduction in compensation expense.
•	Total operating expenses for the first half of 2017 were $5.0 million compared with $6.6 million for the first half of 2016.
•	The operating loss from continuing operations for the first half of 2017 was $2.9 million, which included $396,000 of non-cash stock-based compensation expense; this compares with an operating loss from continuing operations for the first half of 2016 of $6.6 million, which included $459,000 of non-cash stock-based compensation expense.
•	During the first six months of 2017, the loss from discontinued operations was $1.7 million, compared with the loss from discontinued operations of $825,000 during the first six months of 2016.
•	The net comprehensive loss for the six months ended June 30, 2017 was $4.6 million, or $2.07 per ordinary share on 2.2 million weighted average shares outstanding, compared with a net comprehensive loss for the comparable period in 2016 of $7.4 million, or $4.30 per ordinary share on 1.7 million weighted average shares outstanding, as adjusted for the 1-for-12 reverse stock split.

Balance Sheet Highlights

As of June 30, 2017, Rosetta Genomics had cash, cash equivalents, restricted cash and short-term bank deposits of $1.4 million, compared with $4.6 million as of December 31, 2016. The Company used approximately $6.0 million in cash to fund operations during the first six months of 2017. Following the close of the second quarter ended June 30, 2017, the Company received approximately $4.7 million in net proceeds from a public offering of ordinary shares and warrants and a private placement of convertible debentures and warrants, which occurred in August and September 2017, respectively. Rosetta Genomics believes its current cash, together with its near-term operations and commercial opportunities, should provide sufficient resources to fund the Company’s operations into the latter part of the fourth quarter of 2017.

2017 Revenue and Unit Guidance for RosettaGX Reveal

Rosetta Genomics suspends its previously announced 2017 revenue and unit guidance for Reveal, which was for revenue to be between $4.0 million and $5.0 million and the number of Reveal units processed to be between 2,500 and 3,500. The Company intends to update its Reveal revenue and unit guidance by year-end 2017.

Use of Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures. A "non-GAAP financial measure" refers to a numerical measure of historical or future financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the financial statements. In this news release, Rosetta provides non-GAAP gross billings, non-GAAP net loss and non-GAAP net loss per share data as additional information relating to its operating results. The presentation of this additional information is not meant to be considered in isolation or as a substitute for revenues, net loss or net loss per share prepared in accordance with GAAP.

Pursuant to the requirements of Regulation G promulgated by the SEC, the Company has provided a reconciliation of each non-GAAP financial measure used in this news release to the most directly comparable financial measure prepared in accordance with GAAP. This reconciliation is presented in the tables below under the heading "Reconciliation of GAAP to Non-GAAP Consolidated Statement of Operation." Investors are encouraged to review these reconciliations to ensure they have a thorough understanding of the reported non-GAAP financial measures and their most directly comparable GAAP financial measures.

Management uses these non-GAAP measures for internal reporting and forecasting purposes. The Company has provided these non-GAAP financial measures in addition to GAAP financial results because it believes that these non-GAAP financial measures provide useful information to certain investors and financial analysts for comparison across accounting periods not influenced by certain non-cash items that are not used by management when evaluating the Company's historical and prospective financial performance.

About Rosetta Genomics

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make more timely and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, urologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of cancer in thyroid nodules, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs.

Forward-Looking Statement Disclaimer

Various statements in this news release, including but not limited to statements relating adding to growing body of clinical evidence, expanding Reveal’s market share, increasing commercial uptake and reimbursement coverage, significant near- and long-term revenue prospects with relatively high gross margins and Reveal provides the best path to profitability constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including that we will require substantial additional funds to continue our operations and, if additional funds are not available, we may need to significantly scale back or cease our operations; we might not successfully complete the planned sale of our PersonalizeDx business; we have a history of losses and may never be profitable; if we are not able to obtain and enforce patent protection for our discoveries, our ability to develop and commercialize microRNA-based diagnostics and therapeutics could be harmed; if we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our development and commercialization efforts; if third parties from which we license patent rights do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed; if we fail to comply with our obligations under any licenses or related agreements, we could lose license rights that may be necessary for developing microRNA-based diagnostics and therapeutics; if we fail to comply with the complex federal, state, local and foreign laws and regulations that apply to our business, we could suffer severe consequences that could materially and adversely affect our operating results and financial condition; if we do not comply with governmental regulations applicable to our CLIA-certified laboratories, we may not be able to continue our operations; any diagnostic tests that may be developed by us or others using our microRNA technology may be subject to regulatory approval, which can be lengthy, costly and burdensome; failure to comply with government laws and regulations related to submission of claims for our services could result in significant monetary damages and penalties and exclusion from the Medicare and Medicaid programs and corresponding foreign reimbursement programs; if we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business; if we are unable to expand sales of our diagnostic tests in the United States, it would have a material adverse effect on our business and financial condition; the intensely competitive biotechnology market could diminish demand for our tests and products; health insurers and other third-party payors may decide not to cover our diagnostic products or may provide inadequate reimbursement, which could jeopardize our commercial prospects; because of Medicare billing rules, we may not receive reimbursement for all tests provided to Medicare patients; failure to comply with federal and state anti-kickback and fraud and abuse laws could result in severe penalties; changes in healthcare policy, including legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition and operations; the market may not be receptive to any diagnostic tests or therapeutic products using our microRNA technology upon their commercial introduction; we are largely dependent upon our distributors for the success of commercialization of our current diagnostic tests; there is a substantial risk of product liability claims in our business and if we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business; if we are unable to manage the challenges associated with our international operations, the growth of our business could be limited; the Israeli tax benefits that we are currently eligible to receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs; we participated in programs supported by the Israeli Chief Scientist, which may restrict the transfer of know-how that we develop; and those risks more fully discussed in the "Risk Factors" section of Rosetta’s most recently filed Annual Report on Form 20-F, as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this news release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
(267) 298-1159	Anne Marie Fields
investors@rosettagx.com	(212) 838-3777
afields@lhai.com

Tables to Follow

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,325	$4,593
Short-term bank deposits and restricted cash	58	52
Trade receivables	472	331
Other accounts receivable and prepaid expenses	515	291
Current assets related to discontinued operations	3,310	4,246

Total current assets	5,680	9,513

LONG TERM ASSETS:
Property and equipment, net	522	625
Long-term bank deposits and other long-term receivables	5	6
Long term assets related to discontinues operations	-	1,817

Total long-term assets	527	2,448

Total assets	$6,207	$11,961

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2017	2016
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturity of long-term capital lease	$55	$55
Trade payables	1,036	872
Other accounts payable and accruals	965	2,003
Current liabilities related to discontinued operations	658	874

Total current liabilities	2,714	3,804

LONG-TERM LIABILITIES:
Debentures and Warrants	2,357	3,675
Long term capital lease obligations	37	65

Total long-term liabilities	2,394	3,740

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS EQUITY:
Share capital:
Ordinary Shares of NIS 7.2 par value: 5,000,000 shares authorized at June 30, 2017 and December 31, 2016; 2,588,086 (unaudited) and 1,842,704 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively.	4,904	3,442
Additional paid-in capital	157,285	157,478
Accumulated deficit	(161,090)	(156,503)

Total shareholders' equity	1,099	4,417

Total liabilities and shareholders' equity	$6,207	$11,961

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	$870	$404	$1,608	$788
Cost of revenues	569	496	1,099	743

Gross profit (loss)	301	(92)	509	45

Operating expenses:

Research and development, net	476	617	1,191	1,459
Sales, marketing and business development	521	1,153	1,916	2,395
General and administrative	675	1,392	1,930	2,760

Total operating expenses	1,672	3,162	5,037	6,614

Operating loss	1,371	3,254	4,528	6,569
Financial expenses (income), net	(229)	-	(1,624)	24
Income tax expenses	-	6	-	12

Net comprehensive loss from continuing operations	1,142	3,260	2,904	6,605

Net comprehensive loss from discontinued operations	929	133	1,683	825

Net comprehensive loss	$2,071	$3,393	$4,587	$7,430

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders from continuing operations	$0.45	$1.87	$1.31	$3.82

Basic and diluted net loss per ordinary share attributable to Rosetta Genomics' shareholders from discontinued operations	$0.36	$0.08	$0.76	$0.48

Basic and diluted net loss	$0.81	$1.95	$2.07	$4.30

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	2,545,926	1,738,549	2,224,951	1,729,705

Non-GAAP Reconciliation

	Quarter ended
USD in thousands	June 30, 2017	June 30, 2016
Revenues for Reveal	$699	$166
Unrecognized billings	1,184	345
Gross billings for Reveal	$1,883	$511